The information in this pricing supplement is not complete and may be changed.  We may not deliver these securities until a final pricing supplement is delivered.  This pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, Preliminary Pricing Supplement dated March 25, 2008

PROSPECTUS Dated January 25, 2006	Pricing Supplement No. 583 to
AMENDMENT NO. 1 TO PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
Dated July 24, 2007	Dated , 2008
Rule 424(b)(2)
$
GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Notes

Reverse Convertible Securities due October 16, 2008
Based on the Value of the PHLX Housing SectorSM Index
(“RevConsSM”)

The RevCons will pay an above-market, fixed-rate coupon on the stated principal amount of each RevCons.  However, unlike ordinary debt securities, the RevCons do not guarantee the return of any principal at maturity.  At maturity, you will receive (i) an amount in cash equal to the stated principal amount of each RevCons or (ii) if the closing value of the PHLX Housing SectorSM Index, which we refer to as the index, on the determination date is less than its initial value and a trigger event has occurred during the term of the RevCons, an amount in cash that is less than the stated principal amount by an amount proportionate to the decrease in the value of the index on the determination date and which could be zero.
•	The stated principal amount of the RevCons is $1,000.
•
The RevCons will pay a monthly coupon at a rate of 13% to 15% per annum on the stated principal amount of each RevCons.  Interest will be paid on the 16th day of each month, beginning May 16, 2008.  The actual interest rate will be determined on the day we price the RevCons for initial sale to the public, which we refer to as the pricing date.

•
A trigger event will occur if the closing value of the index has decreased to or below the trigger level on any index business day from but excluding the pricing date to and including the determination date.

•	The trigger level is , or 75% of the initial index value.
•	The initial index value will equal the closing value of the index on the pricing date.
•	The determination date will be October 10, 2008, subject to postponement for certain market disruption events.
•	Investing in the RevCons is not equivalent to investing in the index or its component stocks.
•	The RevCons will not be listed on any securities exchange.
•	The CUSIP number for the RevCons is 6174465E5.

You should read the more detailed description of the RevCons in this pricing supplement.  In particular, you should review and understand the descriptions in “Summary of Pricing Supplement” and “Description of RevCons.”

The RevCons involve risks not associated with an investment in conventional debt securities.  See “Risk Factors” beginning on PS-8.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

PRICE $1,000 PER REVCONS

	Price to Public	Agent’s Commissions(1)	Proceeds to Company
Per RevCons	$1,000	$	$
Total	$	$	$
  (1)  For additional information, see “Supplemental Information Concerning Plan of Distribution” in this pricing supplement.

MORGAN STANLEY

For a description of certain restrictions on offers, sales and deliveries of the RevCons and on the distribution of this pricing supplement and the accompanying prospectus supplement and prospectus relating to the RevCons in certain jurisdictions outside the United States, see the section of this pricing supplement called “Description of RevCons––Supplemental Information Concerning Plan of Distribution.”

No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the RevCons or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required.  Neither this pricing supplement nor the accompanying prospectus supplement and prospectus may be used for the purpose of an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

The RevCons have not been and will not be registered with the Comissão de Valores Mobiliários (The Brazilian Securities Commission).  The RevCons may not be offered or sold in the Federative Republic of Brazil except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

The RevCons have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile.  No offer, sales or deliveries of the RevCons or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

No action has been taken to permit an offering of the RevCons to the public in Hong Kong as the RevCons have not been authorized by the Securities and Futures Commission of Hong Kong and, accordingly, no advertisement, invitation or document relating to the RevCons, whether in Hong Kong or elsewhere, shall be issued, circulated or distributed which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than (i) with respect to the RevCons which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong ("SFO") and any rules made thereunder or (ii) in circumstances that do not constitute an invitation to the public for the purposes of the SFO.

The RevCons have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico.  This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

The agent and each dealer represent and agree that they will not offer or sell the RevCons nor make the RevCons the subject of an invitation for subscription or purchase, nor will they circulate or distribute this pricing supplement, the accompanying prospectus supplement or prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the RevCons, whether directly or indirectly, to persons in Singapore other than:

(a)  an institutional investor (as defined in section 4A of the Securities and Futures Act (Chapter 289 of Singapore (the “SFA”));

(b)  an accredited investor (as defined in section 4A of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA;

(c)  a person who acquires the RevCons for an aggregate consideration of not less than Singapore dollars Two Hundred Thousand (S$200,000) (or its equivalent in a foreign currency) for each transaction, whether such amount is paid for in cash, by exchange of shares or other assets, unless otherwise permitted by law; or

(d)  otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

SUMMARY OF PRICING SUPPLEMENT

The following summary describes the RevCons we are offering to you in general terms only.  You should read the summary together with the more detailed information that is contained in the rest of this pricing supplement and in the accompanying prospectus and prospectus supplement.  You should carefully consider, among other things, the matters set forth in “Risk Factors.”

The RevCons offered are senior unsecured obligations of Morgan Stanley.  The RevCons pay a periodic, above-market, fixed-rate coupon but do not guarantee any return of principal at maturity.  At maturity, the RevCons will pay either (i) an amount in cash equal to the stated principal amount of each RevCons or (ii) if the closing value of the underlying index on the determination date is less than its initial value and a trigger event has occurred during the term of the RevCons, an amount in cash that is less than the stated principal amount by an amount proportionate to the decrease in the value of the index on the determination date and which could be zero.  A trigger event will occur if the closing value of the index has decreased to or below the trigger level on any index business day over the term of the RevCons.

“PHLX Housing SectorSM” and “HGXSM” are service marks of the Philadelphia Stock Exchange, Inc. (“PHLX”) and have been licensed for use by Morgan Stanley & Co. Incorporated and its affiliates.

“RevCons” is a service mark of Morgan Stanley.

Each RevCons costs $1,000
We, Morgan Stanley, are offering Reverse Convertible Securities due October 16, 2008, Based on the Value of the PHLX Housing SectorSM Index, which we refer to as the RevCons.  The stated principal amount and issue price of each RevCons is $1,000.

The original issue price of the RevCons includes the agent’s commissions paid with respect to the RevCons and the cost of hedging our obligations under the RevCons.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  The fact that the original issue price of the RevCons reflects these commissions and hedging costs is expected to adversely affect the secondary market prices of the RevCons.  See “Risk Factors—The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices” and “Description of RevCons—Use of Proceeds and Hedging.”

13% to 15% interest per annum
We will pay monthly interest on the RevCons at the rate of 13% to 15% of the stated principal amount per annum on the 16th day of each month, beginning May 16, 2008.  The coupon will be paid regardless of the performance of the index.  The actual interest rate will be determined on the pricing date.

Payment at maturity
Unlike ordinary debt securities, the RevCons do not guarantee any return of principal at maturity.  At maturity, you will receive either:

•      an amount in cash equal to the stated principal amount per RevCons; or
•      if the closing value of the PHLX Housing SectorSM Index, which we refer to as the index, on the determination date is less than the initial index value and a trigger event has occurred, an amount in cash equal to:

$1,000 × index performance factor
where,

index performance factor	=	final index value
initial index value

the initial index value will equal the closing value of the index on the pricing date,

and

the final index value will equal the closing value of the index on October 10, 2008, the determination date, subject to postponement for certain market disruption events.

Because the index performance factor will be less than 1.0, this payment will be less than $1,000.

A trigger event will occur if the closing value of the index decreases to or below the specified trigger level on any index business day from but excluding the pricing date to and including the determination date.  The trigger level is 75% of the initial index value.

The interest will be paid regardless of the performance of the index.

Starting on PS-6, we have provided tables titled “Hypothetical Payments on the RevCons,” which illustrate the performance of the RevCons assuming a range of hypothetical closing values of the index.  The tables do not show every situation that may occur.

You can review the historical values of the index in the section of this pricing supplement called “Description of RevCons—Historical Information.”  The payment of dividends on the stocks that underlie the index is not reflected in the level of the index and, therefore, has no effect on the calculation of the payment at maturity.

Investing in the RevCons is not equivalent to investing in the index or its component stocks.
You may revoke your offer to purchase the RevCons prior to our acceptance
We are using this pricing supplement to solicit from you an offer to purchase the RevCons.  You may revoke your offer to purchase the RevCons at any time prior to the time at which we accept such offer by notifying the relevant agent.  We reserve the right to change the terms of, or reject any offer to purchase, the RevCons prior to their issuance.  In the event of any material changes to the terms of the RevCons, we will notify you.

MS & Co. will be the calculation agent
We have appointed our affiliate, Morgan Stanley & Co. Incorporated, which we refer to as MS & Co., to act as calculation agent for The Bank of New York, a New York banking corporation (as successor trustee to JPMorgan Chase Bank, N.A.), the trustee for our senior notes.  As calculation agent, MS & Co. will determine the initial index value, the final index value, whether or not a trigger event has occurred and calculate the amount payable at maturity.

Where you can find more information on the RevCons
The RevCons are senior notes issued as part of our Series F medium-term note program.  You can find a general description of our Series F medium-term note program in the accompanying prospectus supplement dated July 24, 2007.  We describe the basic features of this type of note in the sections of the prospectus supplement called “Description of Notes—General Terms of Notes” and “—Notes Linked to Commodity Prices, Single Securities, Baskets of Securities or Indices” and in the section of the prospectus called “Description of Debt Securities—Description of Fixed Rate Debt Securities.”

Because this is a summary, it does not contain all the information that may be important to you.  For a detailed description of the terms of the RevCons, you should read the “Description of RevCons” section in this pricing supplement.  You should also read about some of the risks involved in investing in the RevCons in the section called “Risk Factors.”  The tax treatment of investments in equity-linked notes such as these differs from that of investments in ordinary debt securities.  See the section of this pricing supplement called “Description of RevCons—United States Federal Income Taxation.” We urge you to consult with your investment, legal, tax, accounting and other advisors with regard to any proposed or actual investment in the RevCons.

How to reach us	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (212) 761-4000).

HYPOTHETICAL PAYMENTS ON THE REVCONS

The following examples illustrate the payment at maturity on the RevCons for a range of hypothetical closing values for the index on the determination date, depending on whether the closing value of the index on the determination date is less than the initial index value and whether, during the six-month term of the RevCons, the closing value of the index has or has not decreased to or below the hypothetical trigger level.

The hypothetical examples are based on the following terms:

Stated principal amount (per RevCons):	$1,000
Hypothetical initial index value:	140
Hypothetical trigger level:	105 (75% of the hypothetical initial index value)
Hypothetical coupon per annum:	14%

TABLE 1:  At maturity, unless the closing value of the index on the determination date is less than the initial index value and the closing value of the index has decreased to or below the trigger level on any index business day from but excluding the pricing date to and including the determination date, your payment at maturity per RevCons will equal the stated principal amount.  This table represents the hypothetical payment at maturity and the total payment over the six-month term of the RevCons on a $1,000 investment in the RevCons on the basis that the closing value of the index has not decreased to or below the hypothetical trigger level of 105.

Hypothetical index closing value on determination date	Payment at maturity per RevCons	Total monthly coupon payments per RevCons	Total payment per RevCons
106	$1,000	$70.00	$1,070.00
125	$1,000	$70.00	$1,070.00
140	$1,000	$70.00	$1,070.00
160	$1,000	$70.00	$1,070.00
180	$1,000	$70.00	$1,070.00
200	$1,000	$70.00	$1,070.00
220	$1,000	$70.00	$1,070.00

TABLE 2:  This table represents the hypothetical payment at maturity and the total payment over the six-month term of the RevCons on a $1,000 investment in the RevCons if the closing value of the index has decreased to or below the hypothetical trigger level of 105 on any index business day from but excluding the pricing date to and including the determination date.   In each of these examples, where the closing value of the index on the determination date is less than the initial index value, the payment at maturity would be an amount in cash that is less than the stated principal amount by an amount proportionate to the decrease in the index value.  In each of these examples, where the closing value of the index on the determination date is at or above the initial index value, the payment at maturity will equal the stated principal amount.

Hypothetical index closing value on determination date	Payment at maturity per RevCons	Total monthly coupon payments per RevCons	Total payment per RevCons
0	$0	$70.00	$70.00
70	$500	$70.00	$570.00
112	$800	$70.00	$870.00
126	$900	$70.00	$970.00
145	$1,000	$70.00	$1,070.00
180	$1,000	$70.00	$1,070.00
200	$1,000	$70.00	$1,070.00

Because the closing value of the index may be subject to significant fluctuation over the term of the RevCons, it is not possible to present a chart or table illustrating the complete range of possible payouts at maturity. The examples of the hypothetical payout calculations above are intended to illustrate how the amount payable to you at maturity will depend both on (a) whether the closing value of the index falls to or below the specified trigger level from but excluding the pricing date to and including the determination date and (b) the closing value of the index on the determination date.

RISK FACTORS

The RevCons are not secured debt, are riskier than ordinary debt securities and do not guarantee the return of any principal at maturity.  The payment you receive at maturity is linked to the movements of the index.  Investing in the RevCons is not equivalent to investing directly in the index.  This section describes the most significant risks relating to the RevCons.  You should carefully consider whether the RevCons are suited to your particular circumstances before you decide to purchase them.

No guaranteed return of principal
The payment to investors at maturity will either be (i) the stated principal amount of each RevCons or (ii) if the closing value of the index on the determination date is less than the initial index value and the closing value of the index has decreased to or below the specified trigger level over the term of the RevCons, an amount that is less than the stated principal amount by an amount proportionate to the decline in the value of the index and could be zero.

Investors will not participate in any appreciation in the value of the index	Investors in the RevCons will not participate in any appreciation in the value of the index and the return on the RevCons will be limited to the fixed-rate interest payments on the RevCons.
Market price of the RevCons may be influenced by many unpredictable factors
Several factors, many of which are beyond our control, will influence the value of the RevCons in the secondary market and the price at which MS & Co. may be willing to purchase or sell the RevCons in the secondary market.  We expect that generally the value of the index on any day will affect the value of the RevCons more than any other single factor.  Other factors that may influence the market price of the RevCons include:

•      whether the closing value of the index has decreased to or below the trigger level on any index business day,

•      the volatility (frequency and magnitude of changes in value) of the index,

•      the dividend rate on the stocks underlying the index,

•      geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the securities underlying the index or stock markets generally and which may affect the value of the index,

•      interest and yield rates in the market,

•      the time remaining to the maturity of the RevCons, and

•      our creditworthiness.

Some or all of these factors will influence the value you will receive if you sell your RevCons prior to maturity.  For example, you may have to sell your RevCons at a substantial discount from the stated principal amount if the value of the index has declined below the initial index value, especially if the closing value of the index has declined to or below the trigger level.

You can review the historical values of the index in the section of this pricing supplement called “Description of RevCons—Historical Information.”  The payment of dividends on the stocks that underlie the index is not reflected in the level of the index and, therefore, has no effect on the calculation of the payment at maturity.

You cannot predict the future performance of the index based on its historical performance.  The closing value of the index may decrease to or below the trigger level so that a trigger event occurs, and may be lower than the initial index value on the determination date so that you will receive at maturity an amount that is less than the stated principal amount of the RevCons.  We cannot guarantee that the closing value of the index will stay above the trigger level over the term of the RevCons or that the closing value of the index on the determination date will be equal to or greater than the initial index value so that you will receive at maturity the stated principal amount of the RevCons.

The RevCons will not be listed
The RevCons will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the RevCons.  MS & Co. currently intends to act as a market maker for the RevCons but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the RevCons easily.  Because we do not expect that other market makers will participate in the secondary market for the RevCons, the value at which you may be able to trade your RevCons is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the RevCons.  Because it is not possible to predict whether the market for the RevCons will be liquid or illiquid, you should be willing to hold your RevCons to maturity.

The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices
Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase RevCons in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the RevCons, as well as the projected profit included in the cost of hedging our obligations under the RevCons.  In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

Investing in the RevCons is not equivalent to investing in the index
Investing in the RevCons is not equivalent to investing in the index or its component stocks.  As an investor in the RevCons, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the stocks that underlie the index.

There are risks associated with investments in securities with concentration solely in the housing sector
All of the companies included in the PHLX Housing Sector Index operate in the housing sector.  The PHLX Housing Sector Index is subject to increased volatility as it tracks solely the housing industry and is highly susceptible to adverse economic market, political or regulatory occurrences affecting that industry.

The housing sector is cyclical and is significantly affected by changes in general economic or business conditions, including interest rates; the terms and availability of financing for homebuyers; consumer confidence generally and the confidence of potential homebuyers in particular; federal mortgage financing programs and federal and state regulation of lending practices; real estate taxes; housing demand from population growth and demographic changes; the supply of available new or existing homes and other housing alternatives; employment levels and personal income growth; and federal and state income tax provisions affecting home ownership.  While adverse changes in these conditions tend to affect the housing sector nationally, the adverse effect may be more prevalent or concentrated in particular regions that are represented in the PHLX Housing Sector Index.  Any of these factors could adversely affect the value of the PHLX Housing Sector Index and the RevCons.

Adjustments to the index could adversely affect the value of the RevCons
PHLX calculates, maintains and publishes the index.  PHLX can add, delete or substitute the stocks underlying the index or make other methodological changes that could change the value of the index.  Any of these actions could adversely affect the value of the RevCons.

PHLX may discontinue or suspend calculation or publication of the index at any time.  In these circumstances, MS & Co., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued index.  MS & Co. could have an economic interest that is different than that of investors in the RevCons insofar as, for example, MS & Co. is not precluded from considering indices that are calculated and published by MS & Co. or any of its affiliates.  If MS & Co. determines that there is no appropriate successor index, the payout on the RevCons at maturity will be an amount based on the closing prices on the determination date of the stocks underlying the index at the time of such discontinuance, without rebalancing or substitution, computed by the calculation agent in accordance with the formula for calculating the index last in effect prior to discontinuance of the index.

The economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests
The economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the RevCons.

As calculation agent, MS & Co. will determine the initial index value, final index value and whether a trigger event has occurred over the term of the RevCons, and will determine your payment at maturity.  Determinations made by MS & Co., in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or calculation of any index value in the event of a discontinuance of the index, may affect the payout to you at maturity.  See the sections of this pricing supplement called “Description of RevCons—Market Disruption Event” and “—Discontinuance of the Index; Alteration of Method of Calculation.”

The original issue price of the RevCons includes the agent’s commissions and certain costs of hedging our obligations under the RevCons.  The subsidiaries through which we hedge our obligations under the RevCons expect to make a profit.  Since hedging our obligations entails risk and may be influenced by market forces beyond our or our subsidiaries’ control, such hedging may result in a profit that is more or less than initially projected.

Hedging and trading activity by MS & Co. and its affiliates could potentially adversely affect the value of the RevCons
We expect that MS & Co. and other affiliates of ours will carry out hedging activities related to the RevCons (and possibly to other instruments linked to the index or its component stocks), including trading in the stocks underlying the index as well as in other instruments related to the index.  MS & Co. and some of our other subsidiaries also trade the stocks underlying the index and other financial instruments related to the index and the stocks underlying the index on a regular basis as part of their general broker-dealer and other businesses.  Any of these hedging or trading activities during the term of the RevCons could potentially affect the final index value and also whether the closing value of the index remains above the trigger level and, accordingly, the amount of cash you will receive at maturity.

Because the characterization of the RevCons for federal income tax purposes is uncertain, the material federal income tax consequences of an investment in the RevCons are unclear
There is no direct legal authority as to the proper tax treatment of the RevCons, and consequently our counsel has not rendered an opinion as to their proper characterization for U.S. federal income tax purposes.  Significant aspects of the tax treatment of the RevCons are uncertain.  Pursuant to the terms of the RevCons, you and every investor in the RevCons have agreed with us to treat a RevCons for all U.S. federal tax purposes as a unit consisting of (i) a cash-settled put right written by you to the issuer with respect to the index and (ii) a deposit with the issuer of a fixed amount of cash to secure your obligation under the put right.  If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization or treatment for the RevCons, the timing and character of income on the RevCons could differ significantly.  We do not plan to request a ruling from the IRS regarding the tax treatment of the RevCons, and the IRS or a court may not agree with the tax treatment described in this pricing supplement.  Please read carefully the section “Description of RevCons—United States Federal Taxation” in this pricing supplement.

On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  While it is not entirely clear whether the RevCons would be viewed as similar to the prepaid forward contracts described in the notice, it is possible that any Treasury regulations or other guidance issued after consideration of these issues could materially and adversely affect the tax consequences of an investment in the RevCons, possibly with retroactive effect.  The notice focuses on a number of issues, the most relevant of which for holders of the RevCons are the character of income or loss (including whether the put premium might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax.  Non-U.S. Holders should note that we currently do not intend to withhold on any of the payments made with respect to the RevCons.  However, in the event of a change of law or any formal or informal guidance by the IRS, Treasury, or Congress, we may decide to withhold on payments made with respect to the RevCons and we will not be required to pay any additional amounts with respect to amounts withheld.

Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the RevCons including alternative characterizations and treatments of the RevCons, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

DESCRIPTION OF REVCONS

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement.  The term “RevCons” refers to each $1,000 Stated Principal Amount of any of our Reverse Convertible Securities due October 16, 2008, Based on the Value of the PHLX Housing SectorSM Index (the “Index”).  In this pricing supplement, the terms “we,” “us” and “our” refer to Morgan Stanley.

Aggregate Principal Amount	$
Original Issue Date (Settlement Date)	April 16, 2008
Maturity Date
October 16, 2008, subject to extension if the Determination Date is postponed in accordance with the definition thereof.  If the Determination Date is postponed so that it falls less than two scheduled Business Days prior to the scheduled Maturity Date, the Maturity Date will be the second scheduled Business Day following the Determination Date as postponed.

Pricing Date	April 11, 2008, the day we price the RevCons for initial sale to the public.
Interest Rate	13% to 15% per annum. The actual interest rate will be determined on the Pricing Date.
Interest Payment Dates
The 16th day of each month, beginning May 16, 2008; provided that if any such day (other than the Maturity Date) is not a Business Day, that interest payment will be made on the next succeeding Business Day and no adjustment will be made to any interest payment made on that succeeding Business Day.

If the scheduled Maturity Date is postponed due to a Market Disruption Event or otherwise, we will pay interest on the Maturity Date as postponed, but no interest will accrue on the RevCons or on such payment during the period from or after the scheduled Maturity Date.

Record Dates
The Record Date for each Interest Payment Date, including the Interest Payment Date scheduled to occur on the Maturity Date, will be the date 5 calendar days prior to such scheduled Interest Payment Date, whether or not that date is a Business Day.

Specified Currency	U.S. dollars
CUSIP Number	6174465E5
Denominations	$1,000 and integral multiples thereof
Stated Principal Amount	$1,000 per RevCons
Issue Price	$1,000 per RevCons
Index	PHLX Housing SectorSM Index
Payment at Maturity
At maturity, upon delivery of the RevCons to the Trustee, we will pay with respect to the $1,000 Stated Principal Amount of each RevCons an amount in cash equal to either (i) the Stated Principal Amount or (ii) if the Final Index Value is less than the Initial Index Value and a Trigger Event has occurred, $1,000 times the

Index Performance Factor, in each case plus accrued but unpaid interest.

We shall, or shall cause the Calculation Agent to (i) provide written notice to the Trustee and to The Depository Trust Company, which we refer to as DTC, of the amount of cash to be delivered with respect to the $1,000 Stated Principal Amount of each RevCons, on or prior to 10:30 a.m. on the Business Day preceding the Maturity Date, and (ii) deliver the aggregate cash amount due with respect to the RevCons to the Trustee for delivery to DTC, as holder of the RevCons, on the Maturity Date.  We expect such amount of cash will be distributed to investors on the Maturity Date in accordance with the standard rules and procedures of DTC and its direct and indirect participants.  See “—Book-Entry Note or Certificated Note” below, and see “Forms of Securities—The Depositary” in the accompanying prospectus.

Index Performance Factor	A fraction, the numerator of which is the Final Index Value and the denominator of which is the Initial Index Value, as expressed by the following formula:

Index Performance Factor	=	Final Index Value
Initial Index Value

Trigger Event	A Trigger Event will occur if the Index Closing Value has decreased to or below the Trigger Level on any Index Business Day from but excluding the Pricing Date to and including the Determination Date.
Initial Index Value	, the Index Closing Value on the Pricing Date.
Final Index Value	The Index Closing Value on the Determination Date.
Index Closing Value
The Index Closing Value on any Index Business Day will equal the closing value of the Index or any Successor Index (as defined below) published at the regular weekday close of trading on that Index Business Day.  In certain circumstances, the Index Closing Value will be based on the alternate calculation of the Index described under “—Discontinuance of the Index; Alteration of Method of Calculation.”

Trigger Level	, or 75% of the Initial Index Value.
Determination Date	The Determination Date will be October 10, 2008, subject to adjustment for Market Disruption Events as described in the following paragraph.

If a Market Disruption Event with respect to the Index occurs on the scheduled Determination Date, or if such Determination Date is not an Index Business Day, the Index Closing Level on such date will be determined on the immediately succeeding Index Business Day on which no Market Disruption Event shall have occurred; provided that the Final Index Value will not be determined on a date later than the fifth scheduled Index Business Day after the scheduled Determination Date, and if such date is not an Index Business Day or if there is a Market Disruption Event on such date, the Calculation Agent will determine the Final Index Value on such date in accordance with the formula for calculating the Index last in effect prior to the commencement of the Market Disruption Event (or prior to the non-Index Business Day), without rebalancing or substitution, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension, limitation or non-Index Business Day) on such date of each security most recently constituting the Index.

Index Business Day
Index Business Day means a day, for the Index, as determined by the Calculation Agent, on which trading is generally conducted on each of the Relevant Exchange(s) for the Index, and on each exchange on which futures or options contracts related to the Index (or Successor Index) are traded, other than a day on which trading on such exchange(s) is scheduled to close prior to the time of the posting of its regular final weekday closing price.

Book-Entry Note or Certificated Note
Book Entry.  The RevCons will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, DTC and will be registered in the name of a nominee of DTC.  DTC’s nominee will be the only registered holder of the RevCons.  Your beneficial interest in the RevCons will be evidenced solely by entries on the books of the securities intermediary acting on your behalf as a direct or indirect participant in DTC.  In this pricing supplement, all references to payments or notices to you will mean payments or notices to DTC, as the registered holder of the RevCons, for distribution to participants in accordance with DTC’s procedures.  For more information regarding DTC and book entry notes, please read “Forms of Securities—The Depositary” in the accompanying prospectus.

Senior Note or Subordinated Note	Senior
Trustee	The Bank of New York, a New York banking corporation (as successor trustee to JPMorgan Chase Bank, N.A.)
Agent	Morgan Stanley & Co. Incorporated and its successors (“MS & Co.”)
Calculation Agent	MS & Co.

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the Trustee and us.

All calculations with respect to the Payment at Maturity, if any, will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., .876545 would be rounded to .87655); all dollar amounts related to determination of the amount of cash payable per RevCons will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate number of RevCons will be rounded to the nearest cent, with one-half cent rounded upward.

Because the Calculation Agent is our subsidiary, the economic interests of the Calculation Agent and its affiliates may be adverse to your interests as an investor in the RevCons, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Initial Index Value, the Final Index Value, whether or not a Trigger Event has occurred, the Payment at Maturity and whether a Market Disruption Event has occurred.  See “—Discontinuance of the Index; Alteration of Method of Calculation” and “—Market Disruption Event” below.  MS & Co. is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Market Disruption Event	Market Disruption Event means, with respect to the Index:

(i)  the occurrence or existence of a suspension, absence or material limitation of trading of stocks then constituting 20 percent or more of the level of the Index (or the Successor Index) on the Relevant Exchanges for such securities for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session on such Relevant Exchange; or a breakdown or failure in the price and trade reporting systems of any Relevant Exchange as a result of which the reported trading prices for stocks then constituting 20 percent or more of the level of the Index (or the Successor Index) during the last one-half hour preceding the close of the principal trading session on such Relevant Exchange are materially inaccurate; or the suspension, material limitation or absence of trading on any major U.S. securities market for trading in futures or options contracts or exchange traded funds related to the Index (or the Successor Index) for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session on such market, in each case as determined by the Calculation Agent in its sole discretion; and

(ii)  a determination by the Calculation Agent in its sole discretion that any event described in clause (i) above materially interfered with our ability or the ability of any of our affiliates to unwind or adjust all or a material portion of the hedge position with respect to the RevCons, in each case as determined by the Calculation Agent in its sole discretion.

For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of the Index shall be based on a comparison of (x) the portion of the value of the Index attributable to that security relative to (y) the overall value of the Index, in each case immediately before that suspension or limitation.

For the purpose of determining whether a Market Disruption Event has occurred:  (1) a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the Relevant Exchange or market, (2) a decision to permanently discontinue trading in the relevant futures or options contract or exchange traded fund will not constitute a Market Disruption Event, (3) a suspension of trading in futures, options contracts or exchange traded funds on the Index by the primary securities market trading in such contracts or funds by reason of (a) a price change exceeding limits set by such securities exchange or market, (b) an imbalance of orders relating to such contracts or funds or (c) a disparity in bid and ask quotes relating to such contracts or funds will constitute a suspension, absence or material limitation of trading in futures, options contracts or exchange traded funds related to the Index and (4) a “suspension, absence or material limitation of trading” on any Relevant Exchange or on the primary market on which futures, options contracts or exchange traded funds related to the Index are traded will not include any time when such securities market is itself closed for trading under ordinary circumstances.

Relevant Exchange
Relevant Exchange means, with respect to the Index or any Successor Index (as defined below), the primary exchange or market of trading for (i) any security then included in the Index, or any Successor Index, and (ii) any futures or options contracts related to the Index, or any Successor Index, or to any security then included in the Index, or any Successor Index.

Alternate Exchange Calculation
in Case of an Event of Default
In case an event of default with respect to the RevCons shall have occurred and be continuing, the amount declared due and payable per RevCons upon any acceleration of the RevCons (the “Acceleration Amount”) shall be determined by the Calculation Agent and shall be an amount in cash equal to either (i) the Stated Principal Amount of each RevCons plus accrued but unpaid interest to but excluding the date of acceleration or (ii) if a Trigger Event has occurred on or prior to the date of acceleration and the Index Closing Value on such date of acceleration is less than the Initial Index Value, (x) the Stated Principal Amount per RevCons times the Index Performance Factor, calculated as if the date of acceleration were the Determination Date and (y) accrued but unpaid interest to but excluding the date of acceleration.

If the maturity of the RevCons is accelerated because of an event of default as described above, we shall, or shall cause the Calculation Agent to, provide written notice to the Trustee at its New York office, on which notice the Trustee may conclusively rely, and to DTC of the Acceleration Amount and the aggregate cash amount due with respect to the RevCons as promptly as possible and in no event later than two Business Days after the date of acceleration.

Discontinuance of the Index;
Alteration of Method of Calculation
If the Philadelphia Stock Exchange, Inc. (“PHLX”) discontinues publication of the Index and PHLX or another entity (including MS & Co.) publishes a successor or substitute index that MS & Co., as the Calculation Agent, determines, in its sole discretion, to be comparable to the discontinued Index (such index being referred to herein as a “Successor Index”), then any subsequent Index Closing Value will be determined by reference to the published value of such Successor Index at the regular weekday close of trading on the Index Business Day that any Index Closing Value is to be determined.

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause written notice thereof to be furnished to the Trustee, to Morgan Stanley and to DTC, as holder of the RevCons, within three Business Days of such selection.  We expect that such notice will be passed on to you, as a beneficial owner of the RevCons, in accordance with the standard rules and procedures of DTC and its direct and indirect participants.

If PHLX discontinues publication of the Index prior to, and such discontinuance is continuing on, the Determination Date, any Index Business Day (on which determination need be made as to whether a Trigger Event has occurred) or the date of acceleration and MS & Co., as the Calculation Agent, determines, in its sole discretion, that no Successor Index is available at such time, then the Calculation Agent will determine the Index Closing Value for such date.  The Index Closing Value will be computed by the Calculation Agent in accordance with the formula for calculating the Index last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session of the Relevant Exchange on such date of each security most recently constituting the Index without any rebalancing or substitution of such securities following such discontinuance.  Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect the value of the RevCons.

If at any time the method of calculating the Index or a Successor Index, or the value thereof, is changed in a material respect, or if the Index or a Successor Index is in any other way modified so that such index does not, in the opinion of MS & Co., as the Calculation Agent, fairly represent the value of the Index or such Successor Index had such changes or modifications not been made, then, from and after such time, the Calculation Agent will, at the close of business in New York City on each date on which the Index Closing Value is to be determined, make such calculations and adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a value of a stock index comparable to the Index or such Successor Index, as the case may be, as if such changes or modifications had not been made, and the Calculation Agent will calculate the Index

Closing Values with reference to the Index or such Successor Index, as adjusted.  Accordingly, if the method of calculating the Index or a Successor Index is modified so that the value of such index is a fraction of what it would have been if it had not been modified (e.g., due to a split in the index), then the Calculation Agent will adjust such index in order to arrive at a value of the Index or such Successor Index as if it had not been modified (e.g., as if such split had not occurred).

The PHLX Housing SectorSM Index
We have derived all information contained in this pricing supplement regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by PHLX.  We make no representation or warranty as to the accuracy or completeness of such information.

The Index was developed by PHLX and is calculated, maintained and published by PHLX.  The Index is a modified capitalization weighted index composed of twenty companies whose primary lines of business are directly associated with the United States housing construction market (the “Index Stocks”).  The Index composition encompasses residential builders, suppliers of aggregate, lumber and other construction materials, manufactured housing and mortgage insurers.  Set forth below is a list of the Index Stocks and the respective weights as of March 24, 2008.

Name	Ticker	% Weight
Weyerhaeuser Co	WY	16.96
Trane Inc	TT	10.37
Toll Brothers Inc	TOL	8.48
Masco Corp	MAS	8.12
Vulcan Materials Co	VMC	7.50
Champion Enterprises Inc	CHB	6.30
DR Horton Inc	DHI	6.08
MDC Holdings Inc	MDC	6.08
Pulte Homes Inc	PHM	4.61
Hovnanian Enterprises Inc	HOV	3.83
Lennar Corp	LEN	3.74
KB Home	KBH	3.48
Centex Corp	CTX	3.45
Ryland Group Inc	RYL	3.31
Temple-Inland Inc	TIN	2.67
Beazer Homes USA Inc	BZH	1.39
PMI Group Inc/The	PMI	1.19
Standard-Pacific Corp	SPF	1.08
Radian Group Inc	RDN	0.83
Meritage Homes Corp	MTH	0.54

The Index was set to an initial value of 250 on January 2, 2002. Options commenced trading on the Index on July 17, 2002.  The PHLX split the level of the Index in half on February 1, 2006.  Modified capitalization weighting is intended to maintain as closely as possible the proportional capitalization distribution of the portfolio of Index Stocks, while limiting the maximum weight of a single stock or group of stocks to a predetermined maximum (normally 25% for a single stock, and 50% to 60% for the top five or an aggregation of all stocks weighing 5% or more).  This rebalancing is accomplished by occasionally artificially reducing the capitalization of higher weighted stocks and redistributing the weight to lower weighted stocks without changing the total capitalization of the portfolio.  The net result is a weight distribution that is less skewed toward the larger stocks, but still does not approach equal weighting.  The Index value calculation is described by the following formula:

Modified Market Capitalization of the Index
Base Market Divisor

Modified Capitalization Weighting Methodology for the Index.  Index securities are first defined as small stocks (current market capitalization less than or equal to 50% of the average market capitalization of all component securities), medium stocks (current market capitalization greater than 50% and less than 150% of the average market capitalization of all component securities), or large stocks (current market capitalization greater than or equal to 150% of the average market capitalization of all component securities).

A determination is then made, based on the current (true) market capitalization if:
1. Any single component security represents 25% or more of the current market capitalization of the basket; and/or

2.  All component securities that individually represent 5% or more of the total current market capitalization of the basket in aggregate represent 50% or more of the total current market capitalization of the basket.

If 1 is true, then:
3. The weight of all qualifying component securities is set to 22.5%;
4. The weight that represents the aggregate difference between the original weight and the new weight of 22.5% for each qualifying component is redistributed as follows:

a)  The weight of any component security that represents less than 1% of the total current market capitalization of the basket is increased to exactly 1%, beginning with the highest weighted, sub 1% component security and continuing until either all component securities are equal to or above 1% or until no excess weight remains to be distributed;

b)  Beginning with the largest small stock, its weight is increased to the nearest whole percentage weight, and in one half percentage increments thereafter until the last iteration causes its weight to exceed the weight of the second largest small stock by 100%, and continuing until no excess weight remains to be distributed, except that:

i.  If the next iteration would cause the subject stock to have a higher weight than the stock ranked immediately above it, the larger stock’s weight is increased to the nearest whole percentage weight and in one half percents increments thereafter until the paused iteration would no longer cause the original subject stock to have a higher weight than the stock ranked immediately above it, until no excess weight remains to be distributed, or until the larger stock’s weight exceeds the stock ranked immediately above it, in which case the step is repeated for the next higher weighted stock.

If 2 is true after steps 3 and 4, then:
5. The weight of each qualifying component is proportionally reduced such that the aggregate weight of the qualifying components is exactly 45%, as follows:

a)  For qualifying components 1 through n, (a) the difference between 45% and the aggregate weight of all the qualifying components prior to this reduction and (b) the percent of the total capitalization of the qualifying components that each qualifying component represents, is calculated.  The weight of each qualifying component is reduced by an amount that equals a *b(1-n), except that the proportional reduction shall not cause any component to have a lesser weight than the component security ranked immediately beneath it.  If such a situation should occur, then the next largest component security or securities that would not have otherwise qualified for inclusion in the proportional reduction shall then be included.

6. The weight that represents the difference between the original aggregate weight and the new weight of 45% for the group of qualifying components is redistributed as follows:

a)  Beginning with the largest small stock, its weight is increased to the nearest whole percentage weight, and in one half percentage increments thereafter until the last iteration causes its weight to exceed the weight of the second largest small stock by 100%, and continuing until no excess weight remains to be distributed, except that:

i.  If the next iteration would cause the subject stock to have a higher weight than the stock ranked immediately above it, the larger stock’s weight is increased to the nearest one half percentage weight and in half percent increments thereafter until the paused iteration would no longer cause the original subject stock to have a higher weight than the stock ranked immediately above it, until no excess weight  remains to be distributed, or until the larger stock’s weight exceeds the stock ranked immediately above it, in which case this step is repeated for the next higher weighted stock; and

ii. Excess weight distributed to the smallest stock will increase its weight to no more than that of the adjusted weight of the second smallest stock; and

iii.  If the smallest stock has been increased to the level of the second smallest stock and excess weight remains to be distributed, then beginning with the largest small stock and continuing downward, the weight of each component is increased by half percentage increments until no excess weight remains, subject to the conditions and remedies of (i) above, except that if insufficient excess weight remains to solve the conditions and remedies of paragraph (i) above, than paragraph (iii) is started with the smallest stock whose weight exceeds the next smallest stock by at least one half percent.

New share values will be assigned to each component security by calculating the dollar value of each component security’s new percent weight of the original total current market capitalization of the basket, divided by the last sale price of each respective component security.

This process will be repeated at least semi-annually for implementation at the end of the January and July option expiration if the modified capitalization of a single component or group of components exceed the concentration thresholds stated above as of the last trading day of the previous month, and such rebalancing will be based on actual market capitalizations of the component stocks as determined by actual share amounts and closing prices on the last trading day of the previous month.

Adjustments for corporate actions are as follows:

Stock splits – modified share amounts will be adjusted proportionally to the stock price adjustment using the announced split ratio on the effective date of the split.  No divisor change should be necessary except for rounding.

Share changes greater than 5% – due to mergers, acquisitions, or stock repurchase, modified share amounts will be adjusted in proportion to the announced share change.  Divisor changes will be necessary.

Adjustments for stock addition or removal are as follows:
Stock removal – no adjustments to the remaining component modified shares made. Divisor changes will be necessary.
Stock addition – the modified share weight of a stock addition will be determined in a 4 step process:
• Determine the relative weight rank of the new component’s true capitalization compared to the true capitalization of the current component list (e.g., 14th out of 25);

•   Assign a modified capitalization to the new component that is midway between the modified capitalization of the two current components that ranked immediately above and below the new component (e.g., midway between the modified cap of numbers 13 and 14);

• Determine a number of modified shares required to achieve the modified capitalization based on the closing price of the new component on the day immediately prior to its addition; and
• Divisor changes will be necessary.
In this pricing supplement, unless the context requires otherwise, references to the Index will include any successor index and references to PHLX will include any successor to PHLX.

License Agreement between PHLX and MS & Co.  PHLX and MS & Co. have entered into a non-exclusive license agreement providing license to MS & Co., and certain of its affiliated and subsidiary companies, as licensee, in exchange for a fee, of the right to use the Index, which is owned and published by PHLX, in connection with the issuance of securities, including the RevCons.

The license agreement between PHLX and MS & Co. provides that the following language must be set forth in this pricing supplement:

The Index (trading symbol: HGXSM) and the RevCons are not sponsored, endorsed, sold or promoted by the PHLX.  PHLX makes no representation or warranty, express or implied, to the owners of the Index or the RevCons or any member of the public regarding the advisability of investing in securities generally or in the Index or the RevCons particularly or the ability of the Index to track market performance.  PHLX’s only relationship to the licensee is the licensing of certain names and marks and of the Index, which is determined, composed and calculated by PHLX or its agent(s) without regard to the licensee or the RevCons.  PHLX has no obligation to take the needs of the licensee or the owners of the Index or the RevCons into consideration in determining, composing or calculating the Index.  PHLX is not responsible for and has not participated in any determination or calculation made with respect to the issuance or redemption of the RevCons.  PHLX has no obligation or liability in connection with the administration, purchase, sale, marketing, promotion or trading of the Index or the RevCons.

“PHLX Housing SectorSM” and “HGXSM” are service marks of the PHLX and have been licensed for use by MS & Co. and its affiliates.
Historical Information
The following table sets forth the published high and low Index Closing Values, as well as end-of-quarter Index Closing Values, for each quarter in the period from January 1, 2003 through March 24, 2008.  The Index Closing Value on March 24, 2008 was 149.39.  We obtained the information in the table below from Bloomberg Financial Markets, without independent verification.

The historical values of the Index should not be taken as an indication of future performance, and no assurance can be given as to the level of the Index on the Determination Date.  We cannot give you any assurance that the Final Index Value will be equal to or greater than the Initial Index Value or that a Trigger Event will not occur during the term of the RevCons so that you will receive the Stated Principal Amount at maturity for each RevCons you hold.

	High	Low	Period End
2003
First Quarter	117.83	100.28	107.47
Second Quarter	149.35	109.12	140.42
Third Quarter	156.24	138.01	152.73
Fourth Quarter	185.63	159.20	183.18
2004
First Quarter	202.93	174.65	200.32
Second Quarter	201.26	172.29	190.65
Third Quarter	203.99	178.12	203.99
Fourth Quarter	234.66	185.99	234.66
2005
First Quarter	259.10	223.55	239.27
Second Quarter	272.02	226.38	266.04
Third Quarter	293.03	256.31	269.20
Fourth Quarter	270.77	232.87	259.04
2006
First Quarter	280.33	249.27	266.08
Second Quarter	275.09	202.65	215.60
Third Quarter	215.54	190.01	208.57
Fourth Quarter	238.96	206.72	235.50
2007
First Quarter	255.05	218.13	218.13
Second Quarter	238.63	210.29	210.29
Third Quarter	215.58	156.09	158.24
Fourth Quarter	171.63	127.33	143.97
2008
First Quarter (through March 24, 2008)	157.13	122.19	149.39

The following graph shows the daily closing values of the Index from January 1, 2003 through March 24, 2008.  We obtained the information in the graph from Bloomberg Financial Markets, without independent verification.

Historical Performance of the Index – from January 1, 2003 to March 24, 2008

Use of Proceeds and Hedging
The net proceeds we receive from the sale of the RevCons will be used for general corporate purposes and, in part, in connection with hedging our obligations under the RevCons through one or more of our subsidiaries.  The original issue price of the RevCons includes the Agent’s Commissions (as shown on the cover page of this pricing supplement) paid with respect to the RevCons and the cost of hedging our obligations under the RevCons.  The cost of hedging includes the projected profit that our subsidiaries expect to realize in consideration for assuming the risks inherent in managing the hedging transactions.  Since hedging our obligations entails risk and may be influenced by market forces beyond our or our subsidiaries’ control, such hedging may result in a profit that is more or less than initially projected, or could result in a loss.  See also “Use of Proceeds” in the accompanying prospectus.

On or prior to the Pricing Date, we, through our subsidiaries or others, expect to hedge our anticipated exposure in connection with the RevCons by taking positions in the component stocks of the Index, in futures or options contracts on the Index or on any component stocks listed on major securities markets, in exchange traded funds or positions in any other available securities or instruments that we may wish to use in connection with such hedging.  In addition, through our subsidiaries, we are likely to modify our hedge position throughout the life of the RevCons by purchasing and selling the component stocks, futures or options contracts on the Index or on any component stocks listed on major securities markets, exchange traded funds or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities, including by selling any such securities or instruments on the Determination Date.  We cannot give any assurance that our hedging activity will not affect the value of the Index and, therefore, such activity may adversely affect the value of the RevCons or the payment you will receive at maturity.

Supplemental Information Concerning
Plan of Distribution
Under the terms and subject to the conditions contained in the U.S. distribution agreement referred to in the prospectus supplement under “Plan of Distribution,” the Agent, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the principal amount of RevCons set forth on the cover of this pricing supplement.  The Agent may allow a concession not in excess of $         per RevCons to other dealers, which may include Morgan Stanley & Co. International plc and Bank Morgan Stanley AG; provided that concessions allowed to dealers in connection with the offering may be reclaimed by the Agent, if, within 30 days of the offering, the Agent repurchases the RevCons distributed by such dealers.  After the initial offering of the RevCons, the Agent may vary the offering price and other selling terms from time to time.

We expect to deliver the RevCons against payment therefor in New York, New York on April 16, 2008, which will be the third scheduled Business Day following the date of this pricing supplement.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade RevCons more than three Business Days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

In order to facilitate the offering of the RevCons, the Agent may engage in transactions that stabilize, maintain or otherwise affect the price of the RevCons.  Specifically, the Agent may sell more RevCons than it is obligated to purchase in connection with the offering, creating a naked short position in the RevCons for its own account.  The Agent must close out any naked short position by purchasing the RevCons in the open market.  A naked short position is more likely to be created if the Agent is concerned that there may be downward pressure on the price of the RevCons in the open market after pricing that could adversely affect investors who purchase in the offering.  As an additional means of facilitating the offering, the Agent may bid for, and purchase, RevCons in the open market to stabilize the price of the RevCons.  Any of these activities may raise or maintain the market price of the RevCons above independent market levels or prevent or retard a decline in the market price of the RevCons.  The Agent is not required to engage in these activities, and may end any of these activities at any time.  An affiliate of the Agent has entered into a hedging transaction with us in connection with this offering of RevCons.  See “—Use of Proceeds and Hedging” above.

General

No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the RevCons or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required.  No offers, sales or deliveries of the RevCons, or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the RevCons, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agent or any dealer.

The Agent has represented and agreed, and each dealer through which we may offer the RevCons has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the RevCons or possesses or distributes this pricing supplement and the accompanying prospectus supplement and prospectus and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the RevCons under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the RevCons.  We shall not have responsibility for the Agent’s or any dealer’s compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

Brazil

The RevCons have not been and will not be registered with the Comissão de Valores Mobiliários (The Brazilian Securities Commission).  The RevCons may not be offered or sold in the Federative Republic of Brazil except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

Chile

The RevCons have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile.  No offer, sales or deliveries of the RevCons or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

Hong Kong

No action has been taken to permit an offering of the RevCons to the public in Hong Kong as the RevCons have not been authorized by the Securities and Futures Commission of Hong Kong and, accordingly, no advertisement, invitation or document relating to the RevCons, whether in Hong Kong or elsewhere, shall be issued, circulated or distributed which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than (i) with respect to the RevCons which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong ("SFO") and any rules made thereunder or (ii) in circumstances that do not constitute an invitation to the public for the purposes of the SFO.

Mexico

The RevCons have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico.  This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

Singapore

The Agent and each dealer represent and agree that they will not offer or sell the RevCons nor make the RevCons the subject of an invitation for subscription or purchase, nor will they circulate or distribute this pricing supplement, the accompanying prospectus supplement or prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the RevCons, whether directly or indirectly, to persons in Singapore other than:

(a) an institutional investor (as defined in section 4A of the Securities and Futures Act (Chapter 289 of Singapore (the “SFA”));
(b) an accredited investor (as defined in section 4A of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA;

(c)  a person who acquires the RevCons for an aggregate consideration of not less than Singapore dollars Two Hundred Thousand (S$200,000) (or its equivalent in a foreign currency) for each transaction, whether such amount is paid for in cash, by exchange of shares or other assets, unless otherwise permitted by law; or

(d) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
ERISA Matters for Pension Plans
and Insurance Companies
Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (a “Plan”) should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the RevCons.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”).  Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the RevCons are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the RevCons are acquired pursuant to an exemption from the “prohibited transaction” rules.  A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the RevCons.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers).  In addition, ERISA Section 408(b)(17) provides a limited exception for the purchase and sale of securities and related lending transactions, provided that neither the issuer of the securities nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to assets of any Plan involved in the transaction and provided further that the Plan pays no more than adequate consideration in connection with the transaction (the so-called “service provider exemption).

Because we may be considered a party in interest with respect to many Plans, the RevCons may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the RevCons will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the RevCons that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with “plan assets” of any Plan or with any assets of a governmental or church plan that is subject to any federal, state or local law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental or church plan, any substantially similar federal, state or local law).

Under ERISA, assets of a Plan may include assets of certain commingled vehicles and entities in which the Plan has invested (including, in certain cases, the general account of an insurance company).  Accordingly, commingled vehicles and entities which include assets of a Plan must ensure that one of the foregoing exemptions is available.  Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the RevCons on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under any available exemptions, such as PTCEs 96-23, 95-60, 91-38, 90-1 or 84-14 or the service provider exemption.

Purchasers of the RevCons have exclusive responsibility for ensuring that their purchase, holding and disposition of the RevCons do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

United States Federal Income Taxation
Prospective investors should note that the discussion under the section called “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the RevCons issued under this pricing supplement and is superseded by the following discussion.

The following is a general discussion of the principal U.S. federal tax consequences of ownership and disposition of the RevCons. This discussion only applies to initial investors in the RevCons who:
• purchase the RevCons at their “issue price”; and
• will hold the RevCons as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).
This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:
• certain financial institutions;
• insurance companies;
• dealers in securities, commodities, or foreign currencies;
• investors holding the RevCons as part of a hedging transaction, “straddle,” conversion transaction, or integrated transaction or who hold the RevCons as part of a constructive sale transaction;
• U.S. Holders, as defined below, whose functional currency is not the U.S. dollar;
• partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
• regulated investment companies;
• real estate investment trusts;
• tax-exempt entities, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code, respectively;
• persons subject to the alternative minimum tax;
• nonresident alien individuals who have lost their U.S. citizenship or who have ceased to be taxed as U.S. resident aliens; or
• Non-U.S. Holders, as defined below, for whom income or gain in respect of the RevCons is effectively connected with the conduct of a trade or business in the United States.

As the law applicable to the U.S. federal income taxation of instruments such as the RevCons is technical and complex, the discussion below necessarily represents only a general summary.  Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein.  Persons considering the purchase of the RevCons should consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

General

Pursuant to the terms of the RevCons, we and every investor in the RevCons agree (in the absence of an administrative determination or judicial ruling to the contrary) (a) to characterize a RevCons for U.S. federal income tax purposes as a unit consisting of: (i) a cash-settled put right written by you to the issuer with respect to the index and (ii) a deposit with the issuer of a fixed amount of cash to secure your obligation under the put right.  Assuming the characterization of the RevCons as set forth above is respected, a portion of the coupon on the RevCons will be treated as the yield on the deposit, and the remainder will be attributable to the investor’s sale of the put right (the “put premium”).  The yield on the deposit will be determined as of the pricing date and set forth in the applicable pricing supplement.  Furthermore, based on our determination of the relative fair market values of the put right and the deposit at the time of issuance of the RevCons, we will allocate 100% of the issue price of the RevCons to the deposit and none to the put right.  Our allocation of the issue price between the put right and the deposit will be binding on investors in the RevCons, unless an investor timely and explicitly discloses to the the Internal Revenue Service (the “IRS”)  that its allocation is different from ours.  The treatment of the RevCons described above is not, however, binding on the IRS or the courts.  No statutory, judicial or administrative authority directly addresses the characterization or treatment of the RevCons or instruments similar to the RevCons for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to the RevCons.  Significant aspects of the U.S. federal income tax consequences of an investment in the RevCons are uncertain, and no assurance can be given that the IRS or the courts will agree with the characterization and treatment of the RevCons described herein.  Our counsel has not rendered an opinion as to the proper U.S. federal income tax characterization or treatment of the RevCons.  Prospective purchasers should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the RevCons (including alternative characterizations and treatments of the RevCons) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.  Unless otherwise stated, the following discussion is based on the treatment and the allocation described above.

Tax Consequences to U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of a RevCons that is, for U.S. federal income tax purposes:
• a citizen or resident of the United States;
• a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof; or
• an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
The term “U.S. Holder” also includes certain former citizens and residents of the United States.
Tax Treatment of the RevCons
Assuming the characterization of the RevCons as set forth above, the following U.S. federal income tax consequences should result.

Stated Interest Payments on the RevCons.  The deposit will be treated as a “short-term obligation” for U.S. federal income tax purposes.  Accordingly, to the extent attributable to yield on the deposit, stated interest payments on the RevCons would generally be taxable to a U.S. Holder as ordinary interest income, as set forth herein.  A U.S. Holder who is a cash method taxpayer will not be required to include the yield on the deposit currently in income for U.S. federal income tax purposes prior to its receipt of such yield unless the holder elects to do so.  A U.S. Holder who is a cash method taxpayer and does not make such election should include the yield on the deposit as income upon receipt (including yield on the deposit received upon maturity).  An accrual method taxpayer will be required to include the yield on the deposit in income as it accrues on a straight-line basis, unless the holder makes an election to accrue the yield on the deposit according to a constant yield method based on daily compounding.

Additionally, cash method holders who do not elect to accrue the yield on the deposit will be required to defer deductions for interest paid on indebtedness incurred to purchase or carry the RevCons until the yield on the deposit is included in income.  Cash method holders shall not be required to defer an amount in excess of the yield on the deposit they would have taken into income had they made the election.

The remainder of the coupon payments will represent payments attributable to the investor’s sale of the put right (the “put premium”).  The put premium will not be taxable to a U.S. Holder upon receipt but will be accounted for as described below.

Tax Basis. Based on our determination set forth above, the U.S. Holder’s tax basis in the put right will be zero, and the U.S Holder’s initial tax basis in the deposit will be 100% of the issue price.

Expiration of the Put Right.  If a U.S. Holder receives the stated principal amount of a RevCons, the put right will be deemed to have expired unexercised.  In such case, a U.S. Holder will recognize the total amount of put premium received over the term of the RevCons (including put premium received at maturity) as short-term capital gain at such time.

Exercise of the Put Right.  If a U.S. Holder receives an amount of cash (excluding cash attributable to the stated interest payments on the RevCons) that is less than the stated principal amount of the RevCons, the put right will be deemed to have been exercised and the U.S. Holder will be deemed to pay such deficit (the “Deficit”) to the issuer upon settlement of the put right.  In such case, a U.S. Holder will recognize short-term capital gain or loss with respect to the put right in an amount equal to the difference between (i) the total put premium received by the holder over the term of the RevCons (including put premium received at maturity) and (ii) the Deficit.

Sale or Exchange Prior to Maturity.  Upon a sale or exchange of the RevCons prior to maturity, a U.S. Holder will generally recognize capital gain or loss with respect to the deposit and the put right.  For the purpose of determining such gain or loss, a U.S. Holder should apportion the amount realized on the sale or exchange of the RevCons between the deposit and the put right based on their respective values on the date of sale or exchange.  The amount of gain or loss on the deposit will equal the amount realized that is attributable to the deposit, less the U.S. Holder’s tax basis in the deposit.  Such gain will be treated as ordinary interest income to the extent of the amount of any accrued but unpaid yield on the deposit, and any remaining gain will be treated as short-term capital gain.  Loss on the deposit will be treated as short-term capital loss.  The amount realized that is attributable to the put right, together with the portion of put premium received over the term of the RevCons not already included in income, will be treated as short-term capital gain.

If the value of the deposit on the date of sale or exchange exceeds the amount realized on the sale or exchange of the RevCons, a U.S. Holder will be treated as having (i) sold or exchanged the deposit for an amount equal to its value on that date and (ii) made a payment to the purchaser of the RevCons equal to the amount of the excess, in exchange for the purchaser’s assumption of the put right.  In such case, a U.S. Holder will recognize gain or loss in respect of the put right in an amount equal to the total put premium received over the term of the RevCons, less the amount deemed to be paid in exchange for the purchaser’s assumption of the put right.

Possible Alternative Tax Treatments of an Investment in the RevCons

Due to the absence of authorities that directly address the proper characterization of the RevCons, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above.

Alternative U.S. federal income tax characterizations or treatments of the RevCons are possible, which if applied could significantly affect the timing and character of the income or loss with respect to the RevCons.  It is possible, for example, that a RevCons could be treated as a debt instrument with the result that any gain on the retirement of the RevCons might be treated as ordinary income to U.S. Holders.  It is also possible that a RevCons could be treated as constituting an “open transaction” with the result that the stated interest payments on the RevCons might not be accounted for separately as giving rise to income to U.S. Holders until the sale, exchange or retirement of the RevCons. Other alternative characterizations and treatments are also possible.

On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  While it is not entirely clear whether the RevCons would be viewed as similar to the prepaid forward contracts described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the RevCons, possibly with retroactive effect.  The notice focuses on a number of issues, the most relevant of which for U.S. Holders of the RevCons is the character of income or loss realized with respect to these instruments (including whether the put premium might be currently included as ordinary income).  Accordingly, prospective investors should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the RevCons, including the possible implications of this notice.

Backup Withholding and Information Reporting

Backup withholding may apply in respect of the amounts paid to a U.S. Holder, unless such U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, or otherwise complies with applicable requirements of the backup withholding rules.  The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS.  In addition, information returns will be filed with the IRS in connection with payments on the RevCons and the proceeds from a sale or other disposition of the RevCons, unless the U.S. Holder provides proof of an applicable exemption from the information reporting rules.

Non-U.S. Holders

As used herein, the term “Non-U.S. Holder” means a beneficial owner of a RevCons that is for U.S. federal income tax purposes:

• an individual who is classified as a nonresident alien;
• a foreign corporation; or
• a foreign trust or estate.

“Non-U.S. Holder” does not include a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes.  Such a holder should consult his or her own tax advisers regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a RevCons.

Tax Treatment upon Sale, Exchange or Settlement of a RevCons

In general.  Assuming the characterization of the RevCons as set forth above is respected, a Non-U.S. Holder of the RevCons will not be subject to U.S. federal income or withholding tax in respect of amounts paid to the Non-U.S. Holder.

Possible Alternative Tax Treatments of an Investment in the RevCons.  If all or any portion of a RevCons were recharacterized as a debt instrument, any payment made to a Non-U.S. Holder with respect to the RevCons would not be subject to U.S. federal withholding tax, provided that:

• the Non-U.S. Holder does not own, directly or by attribution, ten percent or more of the total combined voting power of all classes of our stock entitled to vote;
• the Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;
• the Non-U.S. Holder is not a bank receiving interest under Section 881(c)(3)(A) of the Code; and
• the certification requirement described below has been fulfilled with respect to the beneficial owner.

The certification requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a RevCons (or a financial institution holding the RevCons on behalf of the beneficial owner) furnishes to us an IRS Form W-8BEN, in which the beneficial owner certifies under penalties of perjury that it is not a U.S. person.

However, among the issues addressed in the IRS notice described in “—United States Federal Income Taxation– Tax Consequences to U.S. Holders—” is the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax.  Non-U.S. Holders should note that we currently do not intend to withhold on any of the payments made with respect to the RevCons.  However, in the event of a change of law or any formal or informal guidance by the IRS, Treasury, or Congress, we may decide to withhold on payments made with respect to the RevCons and we will not be required to pay any additional amounts with respect to amounts withheld.

It is possible that any Treasury regulations or other guidance issued after consideration of this issue could materially and adversely affect the withholding tax consequences of ownership and disposition of the RevCons, possibly on a retroactive basis.  Accordingly, prospective investors should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the RevCons, including the possible implications of this notice.

U.S. Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the RevCons are likely to be treated as U.S. situs property subject to U.S. federal estate tax.  Prospective investors that are non-U.S. individuals, or are entities of the type described above, should consult their tax advisers regarding the U.S. federal estate tax consequences of investing in the RevCons.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with the payment on the RevCons at maturity as well as in connection with the proceeds from a sale, exchange or other disposition.  A Non-U.S. Holder may be subject to backup withholding in respect of amounts paid to the Non-U.S. Holder, unless such Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person for U.S. federal income tax purposes or otherwise establishes an exemption.  Compliance with the certification procedures described above under “―Tax Treatment upon Sale, Exchange or Settlement of a RevCons ―” will satisfy the certification requirements necessary to avoid the backup withholding as well.  The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.